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                                   FORM 6 - K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            Report on Foreign Issuer

                      Pursuant to Rule 13a - 16 or 15d -16
                     of the Securities Exchange Act of 1934


                           For the Month of May, 2003


                          Gilat Satellite Networks Ltd.
              -----------------------------------------------------
                 (Translation of Registrant's Name into English


                        Gilat House, Yegia Kapayim Street
                  Daniv Park, Kiryat Arye, Petah Tikva, Israel
                  --------------------------------------------
                    (Address of Principal Corporate Offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                      Form 20-F    X     Form 40-F
                                -------            -------

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                            Yes         No    X
                                -------    -------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A
                                ---

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Attached hereto and incorporated by reference herein is Registrant's press release dated May 15, 2003, announcing that Registrant has signed an agreement with the Russian Satellite Communications Company (RSCC) and the gaming company, JackPot, to deploy a Skystar 360E hub and VSAT network with sites throughout the Russian Federation.





                                    Signature



Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                               Gilat Satellite Networks Ltd.
                                               (Registrant)


                                               By: /s/ Yoav Leibovitch
                                                   -----------------------
                                                       Yoav Leibovitch
                                                       Chief Financial Officer



Dated:  May 15, 2003

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May 15, 2003

GILAT SIGNS AGREEMENT WITH RUSSIAN SATELLITE OPERATOR, RSCC, AND GAMING COMPANY, JACKPOT

RSCC AND JACKPOT TO DEPLOY A SKYSTAR 360E (TM) HUB AND VSAT NETWORK

PETAH TIKVA, Israel, May 14, 2003 - Gilat Satellite Networks Ltd. (Nasdaq:
GILTD; GILTF) announced today that it has signed an agreement with the Russian Satellite Communications Company (RSCC) and the gaming company, JackPot, to deploy a Skystar 360E hub and VSAT network with sites throughout the Russian Federation. RSCC is Russia's largest satellite operator, with ownership of all Russian satellites. The landmark agreement came at the end of competitive process in which Gilat emerged as the preferred vendor. Delivery of the equipment is expected within 60 days.

The JackPot agreement includes a Skystar 360E hub and 500 remote sites, which will allow for network-wide gambling for JackPot customers at the gaming sites on-line, as well as an independent network for data transfer within the JackPot organization. JackPot customers who play on one machine can win the entire jackpot, which is collected by thousands of machines across the network. The rollout of the network is expected to be completed by the end of this year. A special telecommunications company called 'Stec.com' was established to implement and manage the project.

Beyond the JackPot project, RSCC plans on offering a wide variety of broadband and IP services to its customers throughout Russia. Gilat's Skystar 360E solution will be an important part of that offering.

The Skystar 360E platform offers a flexible, two-way, satellite-based solution enabling interactive broadband IP and multicasting applications. With DVB standards and extensive IP capabilities, the Skystar 360E supports virtually any data and IP multicast application.

Alexander Duka, General Manager of RSCC said, "Until now, RSCC has maintained about 2,000 VSAT terminals in Russia of which about half were used by the Central Bank of Russia. The contract with JackPot is the second major VSAT project of this scale in the country. It is important for us that the hub can be expanded and used for several different projects, which will certainly be a stimulus for the further development of the VSAT market in the country."

"The Gilat VSAT network will unite our geographically dispersed sites over a huge territory, and will be independent of the difficult infrastructure issues we'd have to face using a non-satellite technology," said Mr. Viktor Kryssiakov, General Director of 'Stec.com,' commenting on the JackPot agreement. "Following a competitive process, we chose Gilat's Skystar 360E as we believe this is the best solution for our purposes. We are also well aware of Gilat's strong track record in providing VSAT solutions for gaming and lottery applications around the world."

Arie Rozichner, Gilat's Director of Sales, Russia and CIS, said, "The agreement with RSCC is a very important one for Gilat, as we begin fruitful cooperation with Russia's most prestigious VSAT operator. We are confident that the combination of Gilat's vast experience in large-scale telecommunications projects and RSCC's strong and influential position in the country, can deliver the much-needed telecommunications solutions required in the Russian Federation. We are also

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pleased to provide our latest technology to JackPot, a company that shares
Gilat's views with regard to the development of the telecom market in Russia," continued Rozichner. "Once JackPot is settled in with this network, we believe there is excellent opportunity to expand cooperation. JackPot can provide services based on Gilat's equipment, and can implement new projects in Russia and other countries."

ABOUT GILAT SATELLITE NETWORKS LTD.

Gilat Satellite Networks Ltd., with its global subsidiaries Spacenet Inc., Gilat Latin America, Inc. and rStar Corporation (RTRCE), is a leading provider of telecommunications solutions based on Very Small Aperture Terminal (VSAT) satellite network technology -- with nearly 400,000 VSATs shipped worldwide. Gilat markets the Skystar Advantage, DialAw@y IP, FaraWay, Skystar 360E and SkyBlaster* 360 VSAT products in more than 70 countries around the world. The Company provides satellite-based, end-to-end enterprise networking and rural telephony solutions to customers across six continents, and markets interactive broadband data services. The Company is a joint venture partner in SATLYNX, a provider of two-way satellite broadband services in Europe with SES GLOBAL. Skystar Advantage(R), DialAw@y IP(TM) and FaraWay(TM) are trademarks or registered trademarks of Gilat Satellite Networks Ltd. or its subsidiaries. Visit Gilat at WWW.GILAT.COM. (*SkyBlaster is marketed in the United States by StarBand Communications Inc. under its own brand name.)

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words "estimate," "project," "intend," "expect," "believe" and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat's products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat's products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company's proprietary technology and risks associated with Gilat's international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat's business, reference is made to Gilat's reports filed from time to time with the Securities and Exchange Commission.

GILAT INVESTOR CONTACT:
TIM PERROTT,
VP, INVESTOR RELATIONS (USA)
TEL: +703-848-1515
tim.perrott@spacenet.com
------------------------

GILAT MEDIA CONTACT:
BARRY SPIELMAN,
DIRECTOR CORPORATE MARKETING
TEL: +(972)3-925-2201
barrys@gilat.com
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